September 21, 2006

Mr. Adam Washecka
United States Securities & Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re: File No. 000-50343
Integrated Alarm Services Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005, Filed March 16, 2006
Form 10-Q for Fiscal Quarter Ended June 30, 2006

Dear Mr. Washecka:

We are providing our responses to the comments issued in your letter of August 31, 2006. The Company’s responses to your comments are numbered to coincide with the numbering in your comment letter. References in this letter to the Company, we or us refer to Integrated Alarm Services Group, Inc. ("IASG").

1.	We note your response to comment 1. Please confirm for us that you will disclose the change in goodwill allocation of approximately $1.2 million in your segment footnote in future filings.

Response: In future filings we will disclose the change in goodwill allocation of approximately $1.2 million from the retail segment to the wholesale segment in our segment footnote.

2.
In light of the fact that your common stock traded below its book value for the 2nd quarter 2004 and throughout 2005, explain to us in greater detail how you determined that goodwill was not impaired at December 31,2005. For each reporting unit, tell us whether its carrying amount exceeded its fair value and how you considered your market capitalization in assessing the reasonableness of your fair value calculation.

Response: As disclosed on page F-13 of our 2005 Form-10-K, goodwill is tested for impairment during the third quarter each year. The annual test, performed with consideration of a third party valuation report as of September 30, 2005, indicated that the fair value of each reporting unit exceeded its carrying amount. The valuation considered three valuation methodologies (the Discounted Cash Flow ("DCF"), Guideline Company ("GC") and Comparable Transaction ("CT") methods, but excluded the GC method after determining that the companies available were not completely similar to us. The DCF and CT methods resulted in reporting unit fair value in excess of book value for retail of $12million to $15million and wholesale of $46million to $58million. In assessing the reasonableness of our fair value calculation in comparison to our market capitalization, we determined there were many short-term factors which negatively impacted our stock price including; our delay in filing our 2004 Annual Report on Form 10-K (which included various material weaknesses) until June 2005, our receipt of 2005 correspondence from NASDAQ requesting a hearing regarding the potential delisting of our common stock and our inability to quickly integrate 2003-2005 acquisitions into our operations/accounting systems and benefit from expected synergy cost savings along with significant 2005 non-recurring consulting expenses related to the implementation of Sarbanes-Oxley, which contributed greatly to our missing analysts expectations.. At the same time there were also many internal improvements underway that may not have been obvious to the market which we believe should begin to positively impact our stock’s market value over the next twelve to eighteen months including; hiring of additional competent financial reporting personnel to facilitate timely SEC filings, our system integrations project is nearing completion and future cost savings are expected to be achieved, certain non-recurring consulting expenses incurred in 2005 are not expected to recur in 2006, and our continued success to generate positive cash flow from operations and have available bank financing (LaSalle line of credit) if needed. Further, Friedman, Billings, Ramsey and Co., Inc. ("FBR") had a target price of $6.75 for our stock, which was a strong indicator that our market capitalization was undervalued. The aforementioned matters support the reasonableness of our fair value when compared to our market capitalization. Our stock traded at $2.87 at December 31, 2005 and subsequent to that has reached a high of $4.25 in August of 2006 (book value of $4.55 at June 30, 2006).

At December 31, 2005, no change in circumstances as expected had occurred from matters we considered at the time of our annual impairment test at September 30, 2005. We however, did note that our retail segment showed improved profitability during our fourth quarter of 2005 in comparison to the projections used in the September 30, 2005 annual impairment test, while our wholesale segment reflected a minor decrease in profitability. In November 2005, Contrarian Capital Management LLC ("Contrarian"), an institutional shareholder of our stock, filed a Schedule 13D with the Commission indicating there is no reason to believe that a break-up value of $5.80 per share could not be obtained (which approximates $142million of fair value versus $120million of book value at December 31, 2005). Further, FBR continued to have a target price of $6.75 for our stock. Both Contrarian and FBR estimates would indicate that the market is currently undervaluing our common stock. Based on the aforementioned, we concluded that no triggering events occurred that would require us to perform an interim assessment of goodwill at December 31, 2005.

3.
We refer to your response to comment 13. We note from page 3 of exhibit A that your CODM received financial information based on the categories “Albany”, “PSI” ( Inc. Apex) and “Las Vegas” (Inc. NACC-Retail) for the 2nd quarter of 2005. Please tell us what each of these categories represent and why you do not believe that they each represent an operating segment as defined by paragraph 10 of SFAS 131.

Response: Albany, PSI, and Las Vegas are our three major retail locations that provide monitoring services to our retail customers. Apex and NACC refer to two distinct portfolios of retail residential monitoring contracts we purchased in October 2003 and November 2004, respectively, which we assigned to those major retail locations. As discussed in our response to comment 13 of your previous letter, we discontinued reporting separate results on these locations starting with the third quarter of 2005 when we changed our reporting focus in response to exploring strategies for the Company, including the potential sale of the commercial retail contracts as previously discussed.

We believe it is important to explain the evolution that has taken place in our business and overall corporate strategy to help the SEC staff better understand the changes in the reporting to our CODM that has occurred over the past two years.

Historically, the Company has always considered itself as operating in two distinct segments, Retail and Wholesale. We have consistently reported our operating results through these two segments and continue to believe that throughout the past several years, the CODM continued to assess performance, allocate resources and make strategic decisions based on these two segments of our business.

As it relates to the Retail segment, a significant focus of our corporate strategy has been to increase the value of our business through acquisitions of monitoring contracts. All monitoring contract acquisition (and sales) decisions are made at the overall Retail segment level by our CODM based primarily on the size of portfolio of contracts available for purchase and the recurring monthly revenue (RMR) multiple. Individual retail location management are not involved in these decisions nor are the locations of the contracts considered a factor. Once monitoring contracts are acquired, they are then assigned to a location based on an analysis of which location we believe has sufficient resources and capacity to efficiently and effectively service the contracts and manage attrition. Our locations operate on a shared service basis, including sharing of employees between locations, purchasing from the same major suppliers, training of staff, and sharing common systems. Thus, our retail locations are merely a subset of the overall Retail segment and do not represent operating segments as defined by FAS 131. Since the CODM continues to manage the Retail segment on an overall basis, we believe we have appropriately identified Retail as an operating segment in accordance with FAS 131.

However, we do acknowledge that our CODM packages in the past two years have included disaggregated information at a level below the Retail operating segment. For instance, certain of our CODM packages during 2004 and 2005 included this disaggregated information by retail location to provide visibility into the significant number of acquisitions that had occurred during that time frame. As the Company continued exploring opportunities to enhance shareholder value through acquisitions, the reporting to the CODM was modified throughout this time period. In addition, as the business was evolving as evidenced by the significant growth and continued evaluation of the overall strategy for the Company, we experimented with the management reporting to develop the most optimal presentation of operating results to the CODM and Board. As a result, the monthly and quarterly packages during 2004 and 2005 continuously changed and thus, it would be difficult, if not impossible, for the CODM to have managed the Retail segment at any level other than an overall basis. So although during this time frame the CODM was receiving certain disaggregated information for the Retail segment, this information was not being used for purposes of managing the business.

Beginning in late 2005, and as reflected in the CODM reporting package for the fourth quarter of 2005, the Company began an exercise of segregating its contracts within the retail segment between commercial contracts and residential contracts. As previously mentioned, during this time, the Company was considering new strategies to enhance shareholder value, which included the possible sale of its commercial line of the Retail segment. Although during this time the CODM continued to manage the Retail segment on an overall basis, the reporting was modified to include the breakout of the retail residential versus the retail commercial sectors since this information was being furnished to outside advisors hired to assist the Company. Continuing into 2006, reporting to the Board and CODM continued to include the Retail and Wholesale segments, with the additional information segregated by residential and commercial for purposes of the possible divestiture of the commercial line.

Since that time, our former CODM left the Company and our new CODM (our CEO) who started June 1, 2006, has been evaluating with management and the Board the overall direction of the Company. As part of this evaluation, we have considered strategic opportunities to enhance shareholder value, including whether the Company will continue to make significant acquisitions of contracts and/or possible sale of a portion or all of the Company. Throughout this process, we have continued to assess the corporate structure and alternatives to managing the operations of the Company on an ongoing basis, including whether the Company would reorganize into traditional branches. Additionally, we have considered and discussed what form of separate discrete financial information should be collected and reported to the CODM.

As a result of these discussions and evaluations, on September 8, 2006, our new CEO announced that our short-term focus will be improving our operations and that we will selectively pursue a limited amount of alarm monitoring contract acquisitions which will be significantly below previously disclosed Company contract acquisition targets. As part of this short-term focus, it has been decided that a decentralized retail branch structure that combines both residential and commercial contracts in the individual branches to be the most efficient form of operation. The Company will continue to consider and pursue other alternatives which still may include a possible sale. However, we do not expect this overall restructuring evaluation to be completed any sooner than mid 2007. Until such evaluation and restructuring is complete, the operations will be now be managed on the following basis: Retail Residential, Retail Commercial and Wholesale. As a result of this decision made in September 2006, we note that the way the CODM will be managing the operations of the Company for the foreseeable future will be quite different than how it was being managed in the past. As a result, we have re-evaluated our segment reporting in accordance with FAS 131 and have determined that the Company will report 3 operating segments beginning with our September 30, 2006 quarterly filing with the appropriate retroactive treatment given to prior period segment information. We also note that as a result in our realignment of our operating segments during this third quarter of 2006, our reporting units for purposes of performing our goodwill impairment testing will also be changed. Thus, we will be completing our annual impairment testing that to be performed this quarter based on the Retail Residential, Retail Commercial and Wholesale operating segments.

4.
We note from your disclosure in the last paragraph on page F-35 that management has determined that income (loss) before income taxes is the appropriate operating segment performance measure. We further note that you had combined income before income taxes for the "Alarm Monitoring Wholesale Services" segment and "Alarm Monitoring Retail Services" segment of $6.5 million for 2005, and consolidated loss before income taxes of $21.769 million for 2005. In future filings, please disclose the nature of any differences in the measurement of your reportable segments income (loss) before taxes and the measurement of your consolidated income (loss) before taxes. For example, you should disclose the specific expenses that are not allocated to your reportable segment's measure of income (loss) before taxes. Refer to paragraph 31 b. of SFAS 131 for guidance. Please provide us with this information in your response letter.

Response: Included within Corporate and Eliminations are all corporate general, administrative and interest related expenses described below:
                          (in thousands)
Accounting, legal and other professional expenses	$5,723
Salaries, benefits and other compensation	2,421
Directors and Officers insurance	779
Legal settlements	624
Directors fees	338
Other	861
General and administrative expenses	10,746
Interest expense	16,935
Interest income	(485)
Amortization of debt issuance costs	1,080
Total	$28,276

We will provide the following disclosure in future filings, to clarify the nature of any differences in the measurement of our reportable segments income (loss) before income taxes and the measurement of our consolidated income (loss) before income taxes by placing the following sentence after the second sentence of the third paragraph in Note 15: The Company does not allocate corporate accounting, legal and other professional fees, corporate salaries, benefits and other compensation, director related expenses and other corporate expenses to the segments because the decision making for the majority of these expenses does not reside within the segments. Interest related charges are allocated to the segments based on inter-company agreements in place during the specific year. We also will add the following table to Note 15 (2005 information only has been presented as an example disclosure, in our future filing we will include a similar table for each period an income statement is presented):

                                                   (In thousands)
For the Year Ended
December 31, 2005
Alarm-Monitoring Wholesale Services	$1,432
Alarm-Monitoring Retail Services	5,075
Unallocated Expenses:
Corporate accounting. legal and other professional expenses	(5,723)
Corporate salaries, benefits and other compensation	(2,421)
Director and officer related expenses	(1,117)
Interest expense	(16,935)
Amortization of debt issuance costs	(1,080)
Other corporate expenses, net	(1,000)
Consolidated income (loss) before income taxes	$(21,769)

5.
Please explain to us in greater detail how you accounted for the sale of your alarm contracts in Colorado, Idaho and Utah and other assets and liabilities. Explain to us in more detail why you did not write off the assets and liabilities transferred, record the promissory note received, and record a gain at the time of sale. Clarify for us why there is a sales price adjustment for an attrition guarantee. Also, explain how the fact that you will continue to provide monitoring and billing services until the note is paid has affected your accounting treatment for this transaction. Please also tell us how you account for the interest payments received. Reference all authoritative, pertinent GAAP literature that supports your accounting.

Response: In June 2006, a wholly owned subsidiary of Integrated Alarm Services, Group, Inc. (IASG or the Company) named Integrated Alarm Services, Inc. (IASI or Seller) sold a business consisting of a portfolio of customer contracts and certain other assets, to an unrelated party, Mountain Acquisition Company, LLC (MAC or Buyer) for approximately $7.3 million (cash $0.8 million and promissory note receivable $6.5 million). In connection with the sale, IASI agreed to provide billing and collection services to MAC and a wholly owned subsidiary of IASG, named Criticom International Corp. (Criticom), will provide monitoring services to MAC.

In accordance with SAB Topic 5E, "Accounting For Divestiture of A Subsidiary or Other Business Operation", we considered whether the risks and other incidents of ownership, in substance, have been transferred to MAC with sufficient certainty.

Key Matters Considered:
•
IASI and Criticom have continuing involvement after the consummation of the transactions (billing and collection and monitoring services until 30 days after the Note is repaid, which is expected to occur around December 31, 2006). The continued managerial authority (continuation of monitoring services by Criticom) is considered to represent significant continuing involvement.

•
MAC has provided a token down payment on the transaction with total consideration approximating $7.3 million of which only $0.8 million is comprised of cash with the balance in the form of a $6.5 million promissory note receivable. The lack of significant financial investment by the buyer also indicates that we continue to have significant continuing involvement.

Based on the above fact pattern, we concluded Criticom has retained a significant continuing involvement and have also not divorced ourselves from the risks of ownership. As discussed in the Interpretive Response to Question 1 of SAB Topic 5E, accounting for this transaction as a divestiture- even with deferral of the "gain" - does not reflect the economic substance and therefore is not appropriate.

Since divestiture accounting is not appropriate, in accordance with Interpretive Response to Question 2, the assets and liabilities of the business which were the subject of the transaction have been segregated in the consolidated balance sheet of IASG under the captions "Assets of business transferred" and "Liabilities of business transferred" which appropriately convey the distinction between the legal form of the transaction and its accounting treatment. Any cash received prior to recognition of the sale has been accounted for as an advance payment (liability to MAC).

Originally the transaction was to be completed as a cash transaction; however, MAC was unable to obtain the required financing. Our evaluation of MAC indicates MAC would be unable to pay off the note from its assets without obtaining additional contributions from its owners or without the financing discussed above. While the owner of MAC has provided a personal guarantee, such guarantee is insufficient to overcome the uncertainty created by MAC’s inability to obtain financing and inability to pay off the note from its existing assets. Accordingly, a full valuation allowance has been established against the promissory note receivable. As principle payments are received, IASG would record advance payment (liability to MAC).

In addition, fees paid by the customer are considered revenue of MAC. We have recorded the collection of such fees as a payable to MAC. We have recorded the stipulated rate for services we provided to MAC as revenue, the amount of which is not materially different from the rates we would have received under the contracts with the customer.

A separate assessment of collectibility has been made for the fees to be received under the service agreement. Based on MAC’s current payment history and ability to pay the service fee from existing assets, service fees are considered reasonably assured of collection.

Based on the terms of the agreement, we are expected to have continuing significant involvement for a period after the note is paid in full. Accordingly, the Company will recognize the sales transaction once the note has been paid in full and the Company no longer has any significant continuing involvement.

The consideration received in the transaction (cash and promissory note receivable) was less than the net assets of the business transferred, which included goodwill, resulting in an impairment charge of approximately $500,000.

Attrition sales price adjustment provisions in purchase and sale of contracts is common in the industry. The attrition guarantee protects the buyer from encountering an unusual high amount of attrition during a period specified in the contract. If excess attrition occurs a sales price adjustment will occur. This transaction contains an attrition guarantee whereby the purchase price is subject to change based on actual attrition over a six month period. It is unlikely MAC will payoff the note before determination of the attrition adjustment. However, if MAC were to pay off the note prior to the attrition adjustment being determined, the Company will make a determination at that time regarding whether the uncertainty around the purchase price should continue to delay recognition of the sale.

As the payment of interest is separate from the valuation assessment for the note, interest income will be recognized when earned/considered reasonably assured of collection.

6.
Further, refer to your balance sheet and explain to us your GAAP basis for classifying the assets and liabilities in this transaction as Assets of business transferred and Liabilities of business transferred, respectively. Tell us whether you consider these assets and liabilities to be a disposal group held for sale in accordance with paragraph 30 of SFAS 144.

Response: The assets were sold in form but segregated per SAB Topic 5E. The cost of the assets and operations continues to be recognized by IASG per SAB Topic 5E and as a result, such assets are not treated consistent with SFAS 144 held for sale classification. See response to question 5 above for additional discussion.

7.
Please quantify in future filings the amount the sales price may be adjusted for the attrition guarantee and the amount of attrition necessary in order to trigger an adjustment. You should also disclose the amount of attrition to date and the likelihood of triggering a sales price adjustment.

Response: The total recurring monthly revenue (“RMR”) sold was $212,202. The maximum purchase price adjustment for attrition is 5% of the purchase price related to customer contracts or $368,941. If the buyer incurs attrition in excess of $10,610 of RMR (5%), we shall reimburse the buyer for a maximum of the next $10,610 of RMR which attrites. The reimbursement rate is $34.773 per $1 of RMR lost. We will incorporate this information in subsequent filings as well as disclosing the amount of attrition to date and the likelihood of triggering a sales price adjustment. Our disclosure in future filings will be as follows: The total recurring monthly revenue ("RMR") sold was $212,202. If the buyer incurs attrition in excess of $10,610 of RMR, the Company will reimburse the buyer for the next $10,610 of RMR that is lost at a rate of $34.773 per $1 of RMR lost, up to a maximum purchase price adjustment of $368,941.

In closing, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me for any additional clarification that is needed. It is the Company’s belief that disclosures in reports already filed with the Commission are adequate and there is no need to amend prior filings.

Sincerely,

/s/ Michael T. Moscinski
Michael T. Moscinski
Chief Financial Officer

MTM/cg